

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 6, 2009

Scott J. Troeller
President
Cambium Learning Group, Inc.
c/o Veronis Suhler Stevenson
350 Park Avenue
New York, NY 10022

> **Re:** **Cambium Learning Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 30, 2009**
> **File No. 333-161075**

Dear Mr. Troeller:

We have reviewed your responses to the comments in our letter dated October 23, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Proxy Statement/Prospectus

Risk Factors, page 31
Upon completion of the mergers, Voyager will be part of a company, page 38

1. Please revise further to quantify the debt that Holdings will have.

The Mergers, page 53
Cambium's and Holdings' Reasons for the Merger, page 74

2. Revise the fifteenth bullet point on page 75, and elsewhere when you discuss synergies, to quantify the expected costs savings considered by the board and its advisors.

Opinions of Voyager's Financial Advisors; Fairness Opinion, page 81

3. Please file as an exhibit to the registration statement Allen & Company's consent to the use of its opinion in the proxy statement/prospectus.

4. Refer to subparagraph (vi) on page 81. Please revise to disclose the material substance of the management projections considered by Allen & Company in preparing its analysis. If Houlihan Smith used any projections, please disclose those as well.

5. Please revise to remove Item (xvii) listed at the top of page 82 as the list of factors considered by Allen & Company should not include a catch-all. Additionally please revise the first sentence of the carryover paragraph starting on page 82. If there were other material financial analyses, comparative analyses or investigations, name them. If not, revise to clarify that you have discussed all the material financial analyses, comparative analyses and investigations.

Valuation Methods and Analyses, page 83

6. We note the first sentence of the fourth paragraph of this section. Please revise your disclosure to include what other financial measures Allen & Company analyzed in order to determine the value of Holdings common stock.

Publicly-Traded Education Comparables, page 84

7. We note your response to our prior comment 22. Please advise as to where Voyager fell within the enterprise value, revenue and EBITDA calculations for the publicly-traded education companies. Additionally, please advise as to why Voyager's position within these ranges determined a net income range of 8.0x to 14.0x and why the net income range was set below and at the low end of the multiples of net income for the publicly-traded education comparable companies.

Comparable Company Premiums Analysis, page 86

8. Please revise the last paragraph of this section to provide a similar table to the table set forth above this paragraph in order to compare the range of merger consideration per share to the implied standalone trading values for Voyager at the same multiples.

Solvency Opinion, page 87

9. Please revise the first sentence of the fourth paragraph of this section to disclose the "other information" Houlihan Smith discussed or reviewed.

10. Please revise the fifth paragraph of this section to discuss the basis for Houlihan Smith's low case and high case values and what the low case, base case and high case values are.

Balance Sheet Test, page 88

11. Your disclosure states that the balance sheet test "requires an analysis of Holdings' enterprise value as a going concern" and concludes on page 92 by stating that "Holdings passed the balance sheet test" but does not explain why. Please revise to provide information about why the numbers derived from the various methodologies showed that Holdings had passed the balance sheet test.

12. Please revise the last sentence of the first paragraph of this section to disclose what methodologies other than the discounted cash flow analysis, analysis of trading multiples for selected public companies and analysis of companies involved in merger and acquisition transactions that Houlihan Smith used to determine the Present Fair Saleable Value and Fair Value of Holdings.

13. Please disclose the criteria for guideline public companies. Please also advise as to whether any other companies fit within this criteria but were not analyzed, and if so, why not.

14. Please revise the second full paragraph on page 90 to disclose the criteria used by Houlihan Smith to determine the comparable merger and acquisition transactions. Please also advise as to whether any other transactions fit within this criteria but were not analyzed, and if so, why not.

15. Please revise your disclosure to define the projected period under the discount cash flow method.

16. Please advise as to what the anticipated synergies are related to "Other Cost of Sale," "Curriculum & Evaluation" and "Selling, General & Administration."

17. Please define who the peer group for Holdings is that was used by Houlihan Smith to determine the reasonable of the financial projections for Holdings.

Capital Adequacy and Cash Flow Tests, page 92

18. We note the last sentence of the third paragraph of this section. Please advise as to the extensive sensitivity analysis that Houlihan Smith used to determine the "safety margin" and what is meant by the "safety margin." What were the results of this extensive sensitivity analysis?

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 150
Note 4. Pro Forma Adjustments, page 160

19. We note your response to our prior comment number 36 in which the Company explains why it does not believe the downward purchase accounting adjustments to

goodwill and other intangible assets represent indications of additional impairment in these assets that existed at June 30, 2009. Please revise the disclosures included in footnotes (G) and (H) to include the information provided in your supplemental response to our prior comment.

20. We note from your response to our prior comment number 36 that an impairment charge is likely to be recognized in the third quarter. Reference is made to Comment #3 of Voyager's letter dated July 16, 2009, in response to our letter dated June 29, 2009. Supplementally advise us whether the anticipated impairment is attributed to any of the factors identified in that letter, such as the adverse developments in the education funding environment and explain the specific timing of any of these adverse developments. We may have further comment upon reviewing your response.

21. We note the changes to footnote (J) that have been made in response to our prior comment number 35. Please explain why the total amount of the change in control and related severance and other benefit payments aggregating $5,458 per the table in the first paragraph on page 162 is less than the total payments described on page 17 of the proxy statement under the heading "Interests of Certain Persons in the Merger" of approximately $8.2 million. Please reconcile and revise these amounts as appropriate.

22. We note the changes that have been made to footnote (R) in response to our prior comment number 39. However, based upon the revised disclosures and the fair values assigned to customer relationships and tradenames and trademarks as disclosed in Note 3, it appears that the amortization of customer relationships should be $540 and $270 for the year ended December 31, 2008 and the six months ended June 30, 2009 and amortization of tradenames and trademarks should be $266 and $133 for these periods, respectively. Please advise or revise as appropriate.

23. We note the disclosures that have been added to footnote (N) on pages 163 and 164 in response to our prior comment number 40. Please revise footnote (N) to explain how the "expected maximum number of shares" that could be exercisable under the warrant of 894,460 shares was calculated or determined. Also, based on the disclosures that have been added on page 3 of the proxy statement, we now note certain inconsistencies between the disclosures included on page 3 and in Note N on pages 163 and 164. Please reconcile and revise the discussion in these two sections of the proxy statement for consistency. Furthermore, please clarify in Note N how the purchase price allocation for the merger will be impacted if the liability recognized for the warrant exceeds the $262 assumed for purposes of the pro forma balance sheet presentation.

24. Refer to footnote (W) – We note your response to our prior comment number 42 and the disclosures that have been added to footnote (W) in response to our prior comment. However, based on your response and your revised disclosures, we now require further clarification. In this regard, if Voyager is recognizing commission expense based on the actual or lower rate that is effective during the quarter, rather than the higher rate expected for the year, as your response and your revised disclosures imply, please explain why adjustment (W) to the pro forma statement of income for the six months ended June 30, 2009 is decreasing selling and administrative expense for the six months ended June 30, 2009 rather than increasing it to conform Voyager's expense recognition policy to Cambium's.

25. We note your response to our prior comment number 43 and the disclosures that have been added to footnote (Y) in response to our prior comment. However, based on the revised disclosures included in the last paragraph on page 169, which indicates that adjustment (Y) includes (1) estimated annual stock-based compensation expense of $1.1 million for the executives described in footnote (Y) and (2) an increase in Mr. Cappellucci's annual salary of $.2 million, we are unclear as to how the adjustments to the pro forma statements of operations for 2008 and the six months ended June 30, 2009 of $1,122 and $561, respectively were calculated or determined. Please advise or revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations for Cambium, page 207
Matters Relating to the Mergers, page 217

26. We note the disclosure that has been added on page 217 in response to our prior comment number 43. Please revise the discussion of the stock option grants to be made in connection with the merger agreement to include a discussion of the aggregate amount of expense that the Company expects to recognize in connection with the stock option grants and the period over which this expense will be recognized as well as the estimated annual amount of expense that the Company expects to recognize as a result of the grants.

Results of Operations, page 218

27. We note your response to our prior comment number 55 and the disclosures that have been added to MD&A in response to our prior comment. Please consider revising the tables provided in MD&A to include a break-out of the revenues and expenses by segment.

Cambium Learning Group, Inc. Financial Statements
Note C – Acquisitions, page F-22

28. We note from your response to our prior comment number 47 that the Company has separately submitted responsive materials to the staff. However, please note that all materials, including draft responses to comments that are submitted separately to the staff should be included in the Company's response as filed via EDGAR. Accordingly, we are reissuing our prior comment 47. Please note that your response as filed via EDGAR should be submitted in the same level of detail as the Company's prior draft response that was provided to the staff.

29. Also, based on our review of the disclosures that have been included in Note C, we still do not believe that it is clear as to why the indemnity escrow was included as part of the purchase price at the time that the acquisition was consummated. As requested in our prior comment, please revise Note C to clearly explain the specific terms under which the funds held under the Indemnity Escrow were to be released, and the rationale for including them in the purchase price at the time of the acquisition transaction.

30. In addition, please revise Note C to clearly explain why the funds held in the Indemnity Escrow were subsequently released to the VSS-Cambium Settlement Fund along with certain additional amounts contributed by the former shareholders of the predecessor in July of 2008. We do not believe that it is apparent from the disclosures in Note C that this resulted from settlement negotiations with the predecessor entity's former shareholders' that resulted from claims made by the Company as a result of discovering the embezzlement and related losses during 2008.

Annex E

31. We note the limitation on reliance in the second sentence of the first paragraph on page 4 of the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Allen & Company's belief that shareholders cannot rely upon the opinion to support any claims against Allen & Company arising under applicable state law.

Part II

Exhibit 8.1

32. We note your response to our prior comment 63. Please similarly revise the last sentence of the second full paragraph of the opinion and the second half of assumption (i) of the succeeding paragraph so that counsel is only relying upon others for factual matters.

33. Please revise the first sentence of the fourth paragraph of the opinion so that the provisions considered in rendering the opinion are as in effect on the date of the effectiveness of the registration statement or please file an opinion that is dated the date of effectiveness of the registration statement.

Exhibit 8.2

34. Please revise the first sentence of the fourth paragraph of the opinion to list out any additional assumptions upon which counsel has relied upon that are not listed in the third paragraph of the opinion or delete the parenthetical.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

  We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Steven E. Siesser
        Lowenstein Sandler PC
        Fax: (973) 597-2507